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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                           DETROIT DIESEL CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  250837 10 1
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                                 (CUSIP Number)


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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 250837 10 1                13G                 PAGE  2  OF  6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)
        ROGER S. PENSKE
        SSN: ###-##-####
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

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  3     SEC Use Only

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  4     Citizenship or Place of Organization
        UNITED STATES CITZEN
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    Number of
                           5       Sole Voting Power
      Shares                       109,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   11,244,000 (1)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        109,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power
                                   11,244,000 (1)
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        11,353,000
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)
        SEE FOOTNOTE (1)
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 11     Percent of Class Represented by Amount in Row (9)
        45.96%
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 12     Type of Reporting Person (See Instructions)
        IN
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(1)   The reporting person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities.
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CUSIP NO. 250837 10 1                13G                            PAGE 3 OF 6
                          TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13D-1(C)

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ITEM 1:

                  A)       NAME OF ISSUER:

                           Detroit Diesel Corporation

                  B)       ADDRESS OF ISSUER'S PRINCIPAL OFFICE:

                           13400 West Outer Drive
                           Detroit, MI 48239-4001

ITEM 2:

                  A)       NAME OF PERSON FILING:

                           The name of the person filing this statement is Roger
                           S. Penske, a United States
                           citizen.

                           With respect to 11,240,000 shares, Roger S. Penske may be deemed to share voting and dispositive power with DDC Holdings, Inc., a Delaware corporation, and Penske Corporation, a Delaware corporation, which have each filed a Schedule 13G with the Securities and Exchange Commission; however, Mr. Penske disclaims beneficial ownership of such stock. The relationship between Roger S. Penske and such entities is described below:

                                    DDC Holdings, Inc., a Delaware corporation, is the wholly owned subsidiary of Penske Transportation Holdings Corp., and is the record holder of the 11,240,000 shares of the common stock, par value $.01 per share, of Detroit Diesel Corporation, that are the subject of this filing.

                                    Penske Transportation Holdings Corp., a
                                    Delaware corporation, owns directly all of the stock of DDC Holdings, Inc.

                                    Penske Corporation, a Delaware corporation, owns all of the stock of Penske Transportation Holdings Corp.

                                    Penske Transportation, Inc., the former
                                    parent company of Penske Transportation
                                    Holdings Corp., was merged with and into Penske Corporation on March 20, 1996. Penske Holdings Corporation, formerly the holder of 80.05% of the shares of Common Stock of Penske Transportation, Inc., was merged with and into Penske Corporation on March 18, 1996.

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CUSIP NO. 250837 10 1                13G                            PAGE 4 OF 6
                          TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13D-1(C)

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                                    Roger S. Penske, a United States citizen,
                                    owns beneficially and controls approximately
                                    57% of the stock of Penske Corporation. He also owns 109,000 additional shares of the Common Stock of Detroit Diesel Corporation (80,000 of which represent options to purchase the Common Stock of Detroit Diesel Corporation exercisable as of February 28,
                                    1999), and owns beneficially 4,000
                                    additional shares of the Common Stock of Detroit Diesel Corporation, which are reported on this Schedule 13G.

                                    The record holders of the 4,000 shares
                                    referenced above are relatives of Roger S.
                                    Penske, which Roger S. Penske may be deemed beneficially to own; however, Mr. Penske disclaims ownership of 2,000 shares of such stock.

                  B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           The address of the principal office of Penske Corporation and Roger S. Penske is:

                           13400 West Outer Drive
                           Detroit, MI 48239-4001

                           The address of the principal office of DDC Holdings, Inc., and Penske Holdings Corp. is:

                           1105 North Market Street, Suite 1300
                           Wilmington, DE  19801

                  C)       CITIZENSHIP:

                           All of the persons listed in Item 2 (a) above, are Delaware corporations. Roger S. Penske, is a United States citizen.

                  D)       TITLE OF CLASS OF SECURITIES:

                           Common Stock

                  E)       CUSIP NUMBER:

                           250837 10 1

ITEM 3:

Not Applicable.

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CUSIP NO. 250837 10 1                13G                            PAGE 5 OF 6
                          TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13D-1(C)

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ITEM 4:           OWNERSHIP

                  A)       AMOUNT BENEFICIALLY OWNED:

                           11,353,000

                  B)       PERCENT OF CLASS:

                           45.96%

                  C)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                                 109,000

                           (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                                 11,244,000

                           (III) SOLE POWER TO DISPOSE OR TO DIRECT THE
                                 DISPOSITION OF:

                                 109,000

                           (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                 11,244,000


ITEM 5:           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


Not Applicable.


ITEM 6:           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:


See response to Item No. 2 for persons who may be deemed to have the right to receive or the power to direct, the receipt of dividends from or the proceeds from the sale of 11,240,000 shares of such securities (and such interest relates to more than five percent of such class).

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CUSIP NO. 250837 10 1                13G                            PAGE 6 OF 6
                          TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13D-1(C)

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ITEM 7:           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORT ON BY THE PARENT HOLDING
                  COMPANY:


Not applicable.


ITEM 8:           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:


Not Applicable.


ITEM 9:           NOTICE OF DISSOLUTION OF GROUP:


Not Applicable.


ITEM 10:          CERTIFICATION:


Not Applicable.

                                    SIGNATURE

         AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                            -----------------------------------


                                            /s/ ROGER S. PENSKE
                                            -------------------
                                            NAME

                                            FEBRUARY 11, 1999
                                            -----------------
                                            DATE